EXHIBIT 99.1

Brookfield Business Partners Reports 2017 Year End Results

BROOKFIELD, NEWS, Feb. 12, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) (“Brookfield Business Partners”) announced today financial results for the year ended December 31, 2017.

“Over the past year we made significant progress enhancing our overall business. We closed five acquisitions and announced an additional two, deploying or committing $3 billion of capital together with institutional partners,” said Cyrus Madon, CEO of Brookfield Business Partners. “Our business today has greater scale with diverse service and industrial operations.”

	Three months ended December 31		Year ended December 31
US$ millions (except per unit amount), unaudited	2017	2016	2017	2016
Net income (loss) attributable to unitholders[1]	$(45)	$(11)	$24	$(29)
Net income (loss) per limited partnership unit[2,3,4]	$(1.25)	$(0.13)	$(1.04)	$(0.06)
Company FFO[1,5]	$68	$55	$252	$200

Brookfield Business Partners reported Company FFO for the year ended December 31, 2017 of $252 million compared to $200 million in 2016. Company FFO in 2017 benefited from strong results in our business services and industrials segments, partially offset by weaker results at our construction operation. Net income attributable to unitholders was $24 million compared to a net loss of $29 million in 2016. Net loss per unit was $1.04.

Operational Update

The following table presents Company FFO by segment:

	Three months ended December 31		Year ended December 31
US$ millions, unaudited	2017	2016	2017	2016
Industrial Operations	$23	$(2)	$132	$6
Business Services	22	19	66	54
Energy	26	16	52	63
Construction Services	-	31	26	94
Corporate and Other	(3)	(9)	(24)	(17)
Company FFO[1,5]	$68	$55	$252	$200

Our industrials segment generated Company FFO of $132 million in 2017, compared to $6 million in 2016. Our 2017 results benefited from the gain on the sale of our bath and shower manufacturing operation during the first half of the year and from stronger results at both GrafTech, our graphite electrode operation, and North American Palladium, our Canadian palladium producer, primarily a result of increased sales volumes and higher realized prices at both operations. Our Brazilian water treatment and distribution operation, BRK Ambiental, which we acquired during the year, has started to contribute to our results. Company FFO for 2016 included $9 million of net gains from the sale of public securities investments, as well as $12 million of contribution from our bath and shower manufacturing operation.

Our business services segment generated Company FFO for the year of $66 million, compared to $54 million in 2016. Results benefited from positive contributions from our road fuels marketing and distribution companies that were acquired during 2017, and strong performance in our real estate services businesses. Results were partially offset by lower activity in 2017 at our financial advisory business which experienced slower execution rates in 2017 compared to 2016, during which a record number of mandates were closed.

Our energy segment reported Company FFO of $52 million in 2017, compared to $63 million in 2016. Teekay Offshore, our marine oilfield services company which we acquired in the third quarter of 2017, began contributing to our results. Our Western Canadian energy operations reported improved results over the prior year with higher realized natural gas prices as a result of our hedging program at Ember, our natural gas operation, and improved utilization rates at our oilfield services business, CWC Energy Services (“CWC”). During the fourth quarter, we acquired an additional interest in CWC from our institutional partners and provided equity capital to fund its acquisition of C&J Energy Services’ Canadian division, increasing our ownership in the company. Results were offset by a loss on the sale of Insignia, our smaller oil and gas producer in Western Canada. In addition, 2016 results reflected our previous larger ownership in Quadrant, our Australian oil and gas operation.

Our construction services segment contributed $26 million of Company FFO in 2017, compared to $94 million in the prior year. Results were primarily impacted by underperformance at six projects, all of which were either completed in 2017 or will be completed in the first half of 2018. Our operations in Australia and Europe maintained strong levels of activity, while we have been consolidating our Middle Eastern operations. We secured five projects during the fourth quarter of 2017, including The Address Residences Jumeirah Gate, a mixed-use development in Dubai, Melbourne Square in Victoria and the acute services building of Westmead Hospital in Australia. At the end of 2017, our backlog was $8.7 billion.

Strategic Initiatives Update
During the fourth quarter of 2017 and subsequent to the end of the year we executed on a number of transactions that we believe will contribute significantly to the growth and operational diversity of our business:

  GrafTech International
  In February, GrafTech secured commitments for a $1.5 billion term loan with proceeds to be used to refinance existing debt and issue a distribution of $1.1 billion to its shareholders. This will return approximately $380 million to Brookfield Business Partners, which is in excess of our invested capital of $295 million. In addition, in January 2018, GrafTech submitted a confidential registration statement relating to a proposed initial public offering of the company’s stock. Brookfield Business Partners owns approximately 34% of GrafTech with the balance owned by our institutional partners.
  Westinghouse Electric Company
  In January, together with institutional partners, we entered into a definitive agreement to acquire 100% of Westinghouse Electric Company (“Westinghouse”), for a purchase price of approximately $4.6 billion. Westinghouse is a U.S.-based infrastructure services company and among the world’s leading suppliers of engineering, maintenance, facilities management and repair services to nuclear power generating facilities. We expect to fund the transaction with approximately $1 billion of equity investment, approximately $3 billion of long-term debt financing and the balance by the assumption of certain pension, environmental and other operating obligations. Brookfield Business Partners has committed to fund up to approximately 50% of the equity portion on closing using existing liquidity, with the balance coming from institutional partners. Closing is expected to occur in the third quarter of 2018, subject to Bankruptcy Court and regulatory approvals.
  Schoeller Allibert
  Together with institutional partners, we reached a definitive agreement in January to acquire a 75% interest in the Schoeller Allibert Group B.V. (“Schoeller Allibert”) for €205 million from a private equity group. Scholler Allibert is one of Europe’s largest manufacturers of returnable plastic packaging systems. The remaining 25% interest will continue to be held by the Schoeller Group. Closing is expected during the second quarter 2018.
  Greater Toronto Area gaming facilities
  In January, with institutional partners, we closed our transaction with the Ontario Lottery and Gaming Corporation, in partnership with our gaming partner, to operate and manage three gaming facilities in the Greater Toronto Area (the “GTA Bundle”) for a minimum period of 22 years. Our partnership has the option to develop a new site and extend the concession period by 10 years.

During the year we issued 21,285,500 limited partnership units for gross proceeds of approximately $630 million. The proceeds will be used for general corporate purposes, including the funding of previously announced transactions and future growth opportunities. Our total liquidity, including the GrafTech distribution, amounts to $1.4 billion.

Board of Directors
Brookfield Business Partners announced today that David Court has been appointed to our Board of Directors. David is a Director Emeritus at McKinsey & Company and was previously McKinsey’s Global Director of Technology, Digitization and Communications. Jeffrey Blidner, Chairman of the Board stated "I would like to welcome David Court to the Board and look forward to his insight and guidance. Changes in technology impact all of our businesses and we believe David’s extensive experience in this area will be invaluable as we grow our company”.

Distribution

The Board has declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 29, 2018 to unitholders of record as at the close of business on February 28, 2018.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:
1    Attributable to parent company prior to the spin-off on June 20, 2016 (“Spin-off”) and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders post Spin-off.
2    Comparative figures for the year ended December 31, 2016 not representative of performance, as units were spun out on June 20, 2016.
3    Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months and year ended December 31, 2017 was 129 million and 114 million respectively, and for the three months ended December 31, 2016 and for the period from June 20, 2016 to December 31, 2016 was 94 million and 93 million, respectively.
4   Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period. A reconciliation of net income per unit is available on page 9 of this release.
5   Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on page 7 and 8 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE:BAM) (TSX:BAM.A) (EURONEXT:BAMA), a leading global alternative asset manager with over $265 billion of assets under management.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Burke Tel: (416) 369-2629 Email: courtney.burke@brookfield.com

Conference Call and 2017 Year End Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2017 year end results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on February 12, 2018 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 521-4909 toll free in North America. For overseas calls please dial +1 (647) 427-2311, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at +1 (800) 585-8367 or +1 (416) 621-4642, conference ID: 8395869.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This press release contains references to Company FFO. When determining Company FFO, we include our unitholders’ proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units and general partnership units.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As of December 31
US$ millions, unaudited	2017	2016

Assets
Cash and cash equivalents	$1,106	$1,050
Financial assets	784	539
Accounts receivable, net	4,362	1,797
Inventory and other assets	1,577	647
Assets held for sale	14	264
Property, plant and equipment	2,530	2,096
Deferred income tax assets	174	111
Intangible assets	3,094	371
Equity accounted investments	609	166
Goodwill	1,554	1,152
Total assets	$15,804	$8,193

Liabilities and equity
Liabilities
Accounts payable and other	$5,638	$2,457
Liabilities associated with assets held for sale	-	66
Borrowings	3,265	1,551
Deferred income tax liabilities	837	81
Total liabilities	9,740	4,155

Equity[1]
Limited partners	1,585	1,206
General partner	-	-
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,453	1,295
Interest of others in operating subsidiaries	3,026	1,537
Total equity	6,064	4,038
Total liabilities and equity	$15,804	$8,193

Note:
1   Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and preferred shareholders post Spin-off.

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016

Revenues	$8,379	$2,232	$22,823	$7,960
Direct operating costs	(8,034)	(2,064)	(21,876)	(7,386)
General and administrative expenses	(107)	(72)	(340)	(269)
Depreciation and amortization expense	(109)	(67)	(371)	(286)
Interest expense	(67)	(19)	(202)	(90)
Equity accounted income (loss), net	8	(7)	69	68
Impairment expense	(9)	(155)	(39)	(261)
Gain on acquisitions/dispositions	-	-	267	57
Other income (expenses), net	(72)	9	(108)	(11)
Income (loss) before income tax	(11)	(143)	223	(218)
Income tax (expense) recovery
Current	(11)	(7)	(30)	(25)
Deferred	16	16	22	41
Net income (loss)	$(6)	$(134)	$215	$(202)
Attributable to1:
Limited partners	$(79)	$(5)	$(58)	$3
General partner	-	-	-	-
Brookfield Asset Management Inc.	-	-	-	(35)
Non-controlling interests attributable to:
Redemption-exchange units held by Brookfield Asset Management Inc.	(83)	(6)	(60)	3
Special Limited Partners	117	-	142	-
Interest of others	$39	$(123)	$191	$(173)

Note:
1   Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended December 31, 2017 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$1,272	$6,502	$81	$522	$2	$8,379
Direct operating costs	(1,254)	(6,371)	(51)	(358)	-	(8,034)
General and administrative expenses	(14)	(43)	(8)	(27)	(15)	(107)
Interest expense	-	(19)	(6)	(41)	(1)	(67)
Equity accounted Company FFO	-	5	26	-	-	31
Current income taxes	(4)	(5)	(5)	(8)	11	(11)
Realized disposition gains, net	-	-	-	-	-	-
Company FFO attributable to others	-	(47)	(11)	(65)	-	(123)
Company FFO[1,2]	-	22	26	23	(3)	68
Depreciation and amortization						(109)
Impairment expense						(9)
Realized disposition gains recorded in fair value changes or prior periods						-
Deferred income taxes						16
Other income/(expense), net						(72)
Non-cash items attributable to equity accounted investments						(23)
Non-cash items attributable to others						84
Net income (loss) attributable to unitholders[2]						$(45)

Notes:
1   The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partner’s Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
2   Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the year ended December 31, 2017 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$4,650	$16,224	$280	$1,662	$7	$22,823
Direct operating costs	(4,584)	(15,864)	(197)	(1,228)	(3)	(21,876)
General and administrative expenses	(47)	(135)	(20)	(93)	(45)	(340)
Interest expense	-	(47)	(26)	(128)	(1)	(202)
Equity accounted Company FFO	-	28	62	1	-	91
Current income taxes	5	(21)	(4)	(28)	18	(30)
Realized disposition gain, net	2	17	(12)	237	-	244
Company FFO attributable to others	-	(136)	(31)	(291)	-	(458)
Company FFO[1,2]	26	66	52	132	(24)	252
Depreciation and amortization						(371)
Impairment expense						(39)
Realized disposition gains recorded in fair value changes or prior periods						23
Deferred income taxes						22
Other income, net						(108)
Non-cash items attributable to equity accounted investments						(22)
Non-cash items attributable to others						267
Net income attributable to unitholders[2]						$24

Notes:
1   The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
2   Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders post Spin-off.

 Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

	Three months ended December 31		Year ended December 31
US$, unaudited	2017	2016	2017	2016
Net income (loss) per unitholder, excluding incentive distribution[1,2,3]	$(0.35)	$(0.13)	$0.21	$0.06
Incentive distribution per unit[2,3]	$(0.90)	$-	$(1.25)	$-
Net income (loss) attributable to limited partnership unit[2,3,4]	$(1.25)	$(0.13)	$(1.04)	$0.06

Notes:
1   Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders post Spin-off.
2   Comparative figures for the year ended December 31, 2016 are not representative of performance, as units were spun out on June 20, 2016.
3   Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months and year ended December 31, 2017 was 129 million and 113.5 million respectively, and for the three months ended December 31, 2016 and for the period June 20, 2016 to December 31, 2016 was 93.9 million and 92.9 million, respectively .
4   Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period.